November 3, 2010

VIA EDGAR

John Reynolds Assistant Director Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Mail Stop 3720 Washington, DC 20549

Re:	RadNet, Inc.
Form 10-K for fiscal year ended December 31, 2009, as amended Form DEF 14A for annual meeting on June 3, 2010 File No. 1-33307

Dear Mr. Reynolds:

 Reference is made to the letter dated October 22, 2010 (“Comment Letter”) from the staff of the Division of Corporation Finance (the “Staff”) to RadNet, Inc. (the “Company”). In reply to the Comment Letter, we submit the following responses. For your convenience, we have reprinted the Staff’s original comments, followed by our response.

Comment 1:

Form 10-K for the Year Ended December 31, 2009, filed on March 15, 2010

Note 2 — Summary of Significant Accounting Policies, page 57
Reclassification, page 57

1.
We note from your response to comment three of our letter dated September 3, 2010 that you believe adjusted EBITDA is a non-GAAP measure you consider important to the readers of your financial statements.  Please tell us why you do not discuss and analyze adjusted EBITDA in your filings considering its importance to readers of your financial statements.

Mr. Reynolds
Division of Corporation Finance
November 3, 2010

Response:

 In recent years, the Company has included an analysis of adjusted EBITDA in connection with its earnings releases.  Those earnings releases have been filed in connection with current reports on Form 8-K and the Company has considered those reports as part of its filings.  The Company advises the Staff that in future filings, beginning with the Company’s quarterly report on Form 10-Q for the quarter ended September 30, 2010 and as long as management continues to believe that analysis of adjusted EBITDA provides meaningful information to readers of the Company’s financial statements, it will include a discussion of adjusted EBITDA in the MD&A section of its quarterly and annual reports, with a reconciliation of this non-GAAP measure with net income, as discussed in our response to Comment 2 below.

Comment 2:

Form 10-K for the Year Ended December 31, 2009, filed on March 15, 2010

Note 2 — Summary of Significant Accounting Policies, page 57
Reclassification, page 57

2.
We note that you reconcile adjusted EBITDA to income from operations.  We generally believe that net income is the GAAP measure most directly comparable to adjusted EBITDA when it is used as a performance measure.  Please reconcile adjusted EBITDA to net income or tell us why you do not believe it is the most directly comparable GAAP measure.

Response:

The Company confirms that in future filings, beginning with its next periodic report, it will include a reconciliation of adjusted EBITDA to net income.

Comment 3:

Part IV

Item 15, Exhibits

3.
We note your response five in your letter dated September 23, 2010 and reissue the comment.  The fact that exhibits 10.14, 10.17, 10.21, 10.23, 10.26, 10.27, 10.28, and 10.29 to the Form 10-K are no longer material contracts of the Company and have expired does not preclude the necessity to file these in their entirety, as these were material contracts when filed pursuant to Item 601(b)(10) of Regulation S-K.  As previously requested, exhibits 10.14, 10.17, 10.19, 10.21, 10.23, 10.26, 10.27, 10.28, 10.29 and 10.30 to the Form 10-K and Exhibit 10.1 to the Form 8-K filed April 6, 2010 are missing exhibits, schedules or attachments.  In your next periodic report, please file these exhibits in their entirety as required by Item 601(b)(10) of Regulation S-K or advise.

Mr. Reynolds
Division of Corporation Finance
November 3, 2010

Response:

The Company confirms that it will re-file with its next periodic report, exhibits 10.14, 10.17, 10.19, 10.21, 10.23, 10.26, 10.27, 10.28, 10.29 and 10.30 to the Form 10-K and Exhibit 10.1 to the Form 8-K filed April 6, 2010 in their entirety, including any exhibits, schedules or attachments.

Comment 4:

DEF 14A for Annual Meeting on June 3, 2010

4.
We are unable to locate your response to comment seven from the September 3, 2010 letter and therefore we reissue that comment.  While we note the statement that you do not have a specific policy regarding diversity, you have not disclosed whether, and if so how, the nominating committee considers diversity in identifying nominees for directors, as required by Item 407(c)(2)(vi) of Regulation S-K.  Please confirm that you will provide such disclosure in future filings.  Please provide us with sample disclosure.

Response:

 The Company confirms that in future filings, it will disclose whether, and if so how, the nominating committee considers diversity in identifying nominees for directors as required by Item 407(c)(2)(vi) of Regulation S-K.

Set forth below is an example of the proposed disclosure in response to Item 407(c)(2)(vi) of Regulation S-K.

Mr. Reynolds
Division of Corporation Finance
November 3, 2010

EXAMPLE DISCLOSURE

While we do not maintain a standing nominating committee or have a formal policy regarding the nomination process, the independent directors generally evaluate candidates in the context of the current board composition, our operating requirements and the long-term interests of our stockholders. In conducting this assessment, the independent directors consider experience, skills, and such other factors as they deem appropriate in order to maintain a balance of knowledge, experience and capability. Our Board of Directors does not have a formal policy with regard to the consideration of diversity in the identification of director nominees. However, as part of the evaluation of board composition, our independent directors consider the diversity of candidates to ensure that the board is comprised of individuals with a broad range of experiences and backgrounds who can contribute to the board's overall effectiveness in carrying out its responsibilities and who can represent diverse viewpoints on our board.   Our independent directors assess the effectiveness of our efforts when we annually evaluate the Board's composition as part of the annual nomination process.

* * *

We are available to discuss any supplemental comments or questions you may have by telephone if you so desire. If you would like to discuss these matters, please do not hesitate to contact me at (310) 445-2800.

Sincerely, /s/ Howard G. Berger, M.D.
President and Chief Executive Officer

cc:           Jeffrey L. Linden, RadNet, Inc.
Mark Stolper, RadNet, Inc.
Linda Giunta Michaelson, Sheppard, Mullin, Richter & Hampton LLP
James A. Mercer III, Sheppard, Mullin, Richter & Hampton LLP
Evan Koo, Ernst & Young LLP
Harold Masor, Ernst & Young LLP

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